Exhibit 99.1

17 Education & Technology Group Inc. Announces Third

Quarter 2021 Unaudited Financial Results

BEIJING, China, January 17, 2022 — (GLOBE NEWSWIRE) —17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), an education technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

The General Office of the CPC Central Committee and the General Office of the State Council published the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring on Students in Compulsory Education” in July 2021 (the “Opinion”), also known as the double reduction policy (the “Double Reduction Policy”), and competent authorities promulgated the related implementation rules, regulations and measures (collectively, the “New Regulations”). The Company provided updates on new regulations and regulatory development on July 26, 2021 and August 25, 2021.

In compliance with the New Regulations, the Company ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school (“K-12 Academic AST Services”) in mainland China by end of 2021, which accounted for 94.1% of the Company’s net revenues in fiscal year 2020. The publication and enforcement of the Opinion and applicable rules also resulted in a significant decrease in MAUs[1] of the Company’s in-school applications for students. The Company have quickly formed new business strategies under the new regulatory and business environment and took measures to adjust our organization and workforce in a bid to reduce our operation costs. The Company also shifted its focus and resources from original operations towards two new directions.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “We have quickly formed new business strategies in response to the new regulatory environment. Leveraging our extensive knowledge and expertise accumulated through serving education authorities, schools, teachers, and students in China over the past decade, we have adapted our business and organizations to focus on two key business areas. We launched our new teaching and learning SaaS offerings as an upgrade to our previous in-school products and services. The new offerings are aimed at facilitating the digital transformation and upgrade of Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. We have successfully entered into in-depth cooperations with a number of regional education authorities across multiple districts in China, including Shanghai Minhang District and Beijing Xicheng District, which are among the 10 case studies selected by the Ministry of Education’s General Office for the implementation of the Opinion. Projects of different scales are already being implemented using our teaching and learning SaaS products across more than 50 cities.”

[1]

Average MAUs for a certain period is calculated by dividing (i) the sum of monthly active users (MAUs) for each month of such period by (ii) the number of months in such period. MAU for each month is the number of users that logged in to the in-school applications in that month at least once. When calculating MAU, each account is treated as a distinct user.

“We have started to offer a personalized self-directed learning product to Chinese families as a substitute to the parents for the original after-school tutoring services that we offered historically, which is not a tutoring service. The product utilizes our technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency. We are happy to see more than 300,000 paid subscriptions to this product since we launched this product around a month ago,” Mr. Liu continued.

Mr. Michael Du, 17EdTech’s Director and Chief Financial Officer, commented, “We are pleased to share that we have formed clear new business strategies for our future growth and have made prompt adjustment to our organization to accommodate these strategies. The vast majority of the adjustment to our operations and workforce, and the associated one-off expenses have taken place by the end of September 2021. We will be operating with an aim of quickly turning profitable in the near term. As of September 30, 2021, our cash and cash equivalents were RMB1,422.4 million (US$220.7 million). We believe we have sufficient capital to support the transformation of our business and grow our new businesses.”

Third Quarter 2021 Highlights[2]

•	Net revenues were RMB496.8 million (US$77.1 million), which represented a year-over-year increase of 61.8% from RMB307.1 million in the third quarter of 2020.

•	Net revenues from online K-12 tutoring services were RMB477.7 million (US$74.1 million), representing a year-over-year increase of 66.0% from RMB287.8 million in the third quarter of 2020.

•

Gross billings of online K-12 tutoring services[3] (non-GAAP) were RMB301.6 million (US$46.8 million), representing a year-over-year decrease of 34.6% from RMB461.2 million in the third quarter of 2020.

•	Paid course enrollments[4] were approximately 226 thousand, representing a year-over-year decrease of 42.5% from approximately 393 thousand in the third quarter of 2020.

[2]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[3]

“Gross billings of online K-12 tutoring services” for a specific period refer to the sum of cash received from each enrollment of the Company’s online K-12 tutoring courses in such period inclusive of the applicable value added tax (“VAT”) and surcharges, net of the total amount of refunds in such period.

[4]

“Paid course enrollments” for a certain period refer to the cumulative number of paid courses enrolled in and paid for by the Company’s students, including multiple paid courses enrolled in and paid for by the same student.

•	Gross margin was 49.4%, compared with 53.8% in the third quarter of 2020.

•	Net loss was RMB489.9 million (US$76.0 million), decreasing from net loss of RMB580.9 million in the third quarter of 2020.

•

Adjusted net loss[5] (non-GAAP), which excluded share-based compensation expenses of RMB33.3 million (US$5.2 million), was RMB456.6 million (US$70.9 million), compared with adjusted net loss (non-GAAP) of RMB520.8 million in the third quarter of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 91.9%, compared with negative 169.6% in the third quarter of 2020.

•

Average MAUs of in-school applications for students was 11.7 million, representing a year-over-year decrease of 29.9% from 16.7 million in the third quarter of 2020. The year-over-year decrease in MAUs was primarily attributable to the publication and enforcement of the New Regulations.

First Nine Months 2021 Highlights

•	Net revenues were RMB1,642.0 million (US$254.8 million), represented a year-over-year increase of 103.3% from RMB807.6 million in the first nine months of 2020.

•	Net revenues from online K-12 tutoring services were RMB1,602.7 million (US$248.7 million), representing a year-over-year increase of 113.4% from RMB751.1 million in the first nine months of 2020.

•

Gross billings of online K-12 tutoring services (non-GAAP) were RMB1,674.6 million (US$259.9 million), representing a year-over-year increase of 55.7% from RMB1,075.4 million in the first nine months of 2020.

•	Paid course enrollments were approximately 1,952 thousand, representing a year-over-year increase of 67.0% from approximately 1,169 thousand in the first nine months of 2020.

•	Gross margin was 58.2%, compared with 60.1% in the first nine months of 2020.

•	Net loss was RMB1,416.4 million (US$219.8 million), compared with net loss of RMB974.8 million in the first nine months of 2020.

•

Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB152.7 million (US$23.7 million), was RMB1,263.7 million (US$196.1 million), compared with adjusted net loss (non-GAAP) of RMB849.3 million in the first nine months of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 77.0%, compared with negative 105.2% in the first nine months of 2020.

•	Average MAUs of in-school applications for students was 15.7 million, representing a year-over-year decrease of 19.5% from 19.5 million in the first nine months of 2020.

[5]	Adjusted net loss represents net loss excluding share-based compensation expenses.

Third Quarter 2021 Unaudited Financial Results

Net Revenues

The following table sets forth a breakdown of total revenues by amounts and percentages for the periods indicated (in thousands, except for percentages):

		For the three months ended September 30,
	2020			2021		Y/Y
	RMB	%	RMB	USD	%
Net revenues:
Online K-12 tutoring services	287,833	93.7%	477,666	74,133	96.1%	66.0%
Other educational services	19,300	6.3%	19,168	2,974	3.9%	-0.7%

Total	307,133	100.0%	496,834	77,107	100.0%	61.8%

Net revenues for the third quarter of 2021 were RMB496.8 million (US$77.1 million), which represented a year-over-year increase of 61.8% from RMB307.1 million in the third quarter of 2020. The increase was primarily driven by an increase in net revenues from online K-12 tutoring services.

Net revenues from online K-12 tutoring services for the third quarter of 2021 were RMB477.7 million (US$74.1 million), representing a year-over-year increase of 66.0% from RMB287.8 million in the third quarter of 2020, accounting for 96.1% of total net revenues in the third quarter of 2021. The year-over-year increase in net revenues from online K-12 tutoring services was primarily driven by an increase in paid course enrollments in the second quarter of 2021 and the correspondent revenues were recognized in the third quarter of 2021. Paid course enrollments for the third quarter of 2021 were approximately 226 thousand, representing a year-over-year decrease of 42.5% from approximately 393 thousand in the third quarter of 2020 due to the enforcement of the Double Reduction Policy.

Net revenues from other educational services for the third quarter of 2021 were RMB19.2 million (US$3.0 million), representing a year-over-year decrease of 0.7% from RMB19.3 million in the third quarter of 2020.

Cost of Revenues

Cost of revenues for the third quarter of 2021 was RMB251.4 million (US$39.0 million), which included severance costs for reduction of instructors and tutors due to the impact of the New Regulations and represented a year-over-year increase of 77.2% from RMB141.9 million in the third quarter of 2020. The increase was primarily due to increases in compensation costs for instructors and tutors as the Company provided services to more students, which was largely in line with the growth of the Company’s net revenues from online K-12 tutoring services during the same period.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2021 was RMB245.4 million (US$38.1 million), representing a year-over-year increase of 48.5% from RMB165.2 million in the third quarter of 2020. The increase was primarily driven by the increase in the net revenues.

Gross margin for the third quarter of 2021 was 49.4%, compared with 53.8% in the third quarter of 2020. The decrease was attributable to the severance costs for reduction in staffing recognized in the third quarter of 2021, as a result of the impact of the New Regulations.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of net revenues for the periods indicated (in thousands, except for percentages):

		For the three months ended September 30,
	2020			2021		Y/Y
	RMB	%	RMB	USD	%
Sales and marketing expenses	495,567	161.4%	388,561	60,304	78.2%	-21.6%
Research and development expenses	153,545	50.0%	201,177	31,222	40.5%	31.0%
General and administrative expenses	88,983	29.0%	123,122	19,108	24.8%	38.4%
Impairment for property and equipment, right-of-use assets and rental deposits	—	—	30,826	4,784	6.2%	—

Total operating expenses	738,095	240.3%	743,686	115,418	149.7%	0.8%

Total operating expenses for the third quarter of 2021 were RMB743.7 million (US$115.4 million), including share-based compensation expenses of RMB33.3 million (US$5.2 million), representing a year-over-year increase of 0.8% from RMB738.1 million in the third quarter of 2020.

Sales and marketing expenses for the third quarter of 2021 were RMB388.6 million (US$60.3 million), including share-based compensation expenses of RMB7.1 million (US$1.1 million), representing a year-over-year decrease of 21.6% from RMB495.6 million in the third quarter of 2020. The decrease was primarily due to decreases in brand advertisement and promotional course[6] expenses, which were partially offset by an increase in salaries and welfare for sales and marketing personnel, which were primarily resulted from severance costs for reduction of sales and marketing personnel in the third quarter of 2021 due to the impact of the New Regulations.

Research and development expenses for the third quarter of 2021 were RMB201.2 million (US$31.2 million), including share-based compensation expenses of RMB12.0 million (US$1.9 million), representing a year-over-year increase of 31.0% from RMB153.5 million in the third quarter of 2020. The increase was primarily due to an increase in salaries and welfare for research and development personnel, which were primarily resulted from severance costs for reduction of research and development personnel in the third quarter of 2021 due to the impact of the New Regulations.

General and administrative expenses for the third quarter of 2021 were RMB123.1 million (US$19.1 million), including share-based compensation expenses of RMB14.2 million (US$2.2 million), representing a year-over-year increase of 38.4% from RMB89.0 million in the third quarter of 2020. The increase was primarily due to an increase in salaries and welfare for general and administrative personnel, which were primarily resulted from severance costs for reduction of general and administrative personnel in the third quarter of 2021 due to the impact of the New Regulations.

[6]	Promotional course refers to the online K-12 large-class after-school tutoring courses that are free.

Impairment for property and equipment, right-of-use assets and rental deposits for the third quarter of 2021 were RMB30.8 million (US$4.8 million), compared with nil in the third quarter of 2020. As a result of the changes in regulatory environment in the online education industry, combined with the Company’s financial performance, the Company performed an impairment assessment on its long-term assets and recognized impairment losses in the third quarter of 2021.

Loss from Operations

Loss from operations for the third quarter of 2021 was RMB498.3 million (US$77.3 million), compared with RMB572.9 million in the third quarter of 2020. Loss from operations as a percentage of net revenues for the third quarter of 2021 was negative 100.3%, compared with negative 186.5% in the third quarter of 2020. The improvement was due to improvement in overall operational efficiency.

Net Loss

Net loss for the third quarter of 2021 was RMB489.9 million (US$76.0 million), decreasing from net loss of RMB580.9 million in the third quarter of 2020.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the third quarter of 2021 was RMB456.6 million (US$70.9 million), compared with RMB520.8 million in the third quarter of 2020. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 91.9% in the third quarter of 2021, compared with negative 169.6% in the third quarter of 2020.

Please refer to the attached table for a reconciliation of adjusted net loss (non-GAAP) to net loss under U.S. GAAP.

Share Outstanding

As of September 30, 2021, the Company had 496,622,523 ordinary shares issued and outstanding.

Cash and Cash Equivalents

Cash and cash equivalents were RMB1,422.4 million (US$220.7 million) as of September 30, 2021, compared with RMB2,835.0 million as of December 31, 2020.

Deferred Revenue (Current and Non Current)

Deferred revenue was RMB542.5 million (US$84.2 million) as of September 30, 2021, representing a decrease of 9.3% from RMB598.3 million as of December 31, 2020. The decrease was primarily attributable to the decrease in paid course enrollments in the third quarter of 2021 caused by the enforcement of the Double Reduction Policy.

Recent Developments

In compliance with the New Regulations, the Company ceased offering tutoring services related to academic subjects to students from kindergarten through the last year of senior high school (“K-12 Academic AST Services”) in mainland China by the end of 2021. The Company expects that the cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ended December 31, 2021 and subsequent periods. In the fiscal years ended December 31, 2019 and 2020, revenues from K-12 Academic AST Services accounted for a substantial majority of the Company’s total revenues for each fiscal year.

The Company appointed Mr. Minghui Wu as a new independent director to the Company’s board of directors (the “Board”), effective on December 2, 2021. After the change, the Board consists of seven directors, three of whom are independent directors. Concurrent with the appointment of Mr. Wu, the Board further updated the composition of the Board’s committees in furtherance of good corporate governance.

The Company changed the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the previous ADS Ratio of two ADSs to five Class A ordinary shares to a new ADS Ratio of one ADS to ten Class A ordinary shares. The change in the ADS Ratio took effect on November 17, 2021. All earnings per ADS figures in this announcement give effect to the foregoing ADS to share ratio change.

On November 2, 2021, the Company announced that its board of directors had approved a share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its ordinary shares (including in the form of American Depositary Shares) over the next 12 months.

Business Outlook

Due to the uncertainty related to the recent regulatory, operating environment and the development of new business focuses, the Company will not issue guidance for the fourth quarter of 2021.

Conference Call Information

The Company will hold a conference call on Monday, January 17, 2022 at 8:00 p.m. U.S. Eastern Time (Tuesday, January 18, 2022 at 9:00 a.m. Beijing time) to discuss the financial results for the third quarter of 2021.

Please note that all participants will need to preregister online prior to the call to receive the dial-in details.

Please note that participants need to pre-register for the conference call participation by navigating to http://apac.directeventreg.com/registration/event/9799362. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through January 25, 2022. The dial-in details are:

International:	+61 2 8199 0299
U.S. toll free:	18554525696
Passcode:	9799362

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses non-GAAP financial measures to gain an understanding of 17EdTech’s comparative operating performance and future prospects. Gross billings of online K-12 tutoring services and adjusted net loss are being used as non-GAAP measurements in evaluating the operating performance.

The Company defines gross billings of online K-12 tutoring services for a specific period as the sum of cash received from each enrollment of our online K-12 tutoring courses in such period inclusive of the applicable VAT and surcharges, net of the total amount of refunds in such period. The Company generally bills its students for the entire course fee at the time of sale of its courses and recognizes revenue proportionally as the classes are delivered over a period typically lasting four months or less. The Company also offers students a content playback service once each of the live tutoring class is delivered. In the content playback service, students have unlimited access to recorded audio-video content of the previous live tutoring classes for three years. The related revenue for playback is recognized proportionally over the playback period. The Company considers gross billings to be a valuable measure for monitoring the sales of our online courses and the business performance of its after-school tutoring services in general.

Adjusted net loss represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Gross billings of online K-12 tutoring services and adjusted net loss are used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that non-GAAP measures provide useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Group’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the nine months ended September 30, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4434 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is an education technology company in China. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families, which is not a tutoring service. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, size of, and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Mr. Raymond Huang

E-mail: ir@17zuoye.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	2,834,962	1,422,365	220,748
Restricted cash	170	340	53
Prepaid expenses and other current assets	211,448	153,966	23,895

Total current assets	3,046,580	1,576,671	244,696

Non-current assets
Property and equipment, net	105,223	117,057	18,167
Right-of-use assets	200,157	223,725	34,722
Other non-current assets	37,782	12,466	1,935

TOTAL ASSETS	3,389,742	1,929,919	299,520

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB213,481 and RMB90,301 as of December 31, 2020 and September 30, 2021, respectively)	539,787	387,385	60,121
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to the Group of RMB571,827 and RMB538,192 as of December 31, 2020 and September 30, 2021, respectively)	596,307	539,836	83,781
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB46,835 and RMB65,720 as of December 31, 2020 and September 30, 2021, respectively)	69,409	88,162	13,683

Total current liabilities	1,205,503	1,015,383	157,585

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to the Group of RMB1,982 and RMB2,700 as of December 31, 2020 and September 30, 2021, respectively)	1,982	2,700	419
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB56,427 and RMB80,871 as of December 31, 2020 and September 30, 2021, respectively)	118,107	123,448	19,159

TOTAL LIABILITIES	1,325,592	1,141,531	177,163

SHAREHOLDERS’ EQUITY
Class A ordinary shares	275	282	44
Class B ordinary shares	38	38	6
Additional paid-in capital	10,653,403	10,808,630	1,677,473
Accumulated other comprehensive income	49,614	34,977	5,429
Accumulated deficit	(8,639,180)	(10,055,539)	(1,560,595)

TOTAL SHAREHOLDERS’ EQUITY	2,064,150	788,388	122,357

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,389,742	1,929,919	299,520

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	307,133	496,834	77,107
Cost of revenues (Note 1)	(141,916)	(251,426)	(39,021)

Gross profit	165,217	245,408	38,086

Operating expenses (Note 1)
Sales and marketing expenses	(495,567)	(388,561)	(60,304)
Research and development expenses	(153,545)	(201,177)	(31,222)
General and administrative expenses	(88,983)	(123,122)	(19,108)
Impairment for property and equipment, right-of-use assets and rental deposits	—	(30,826)	(4,784)

Total operating expenses	(738,095)	(743,686)	(115,418)

Loss from operations	(572,878)	(498,278)	(77,332)

Interest income	848	6,186	960
Interest expense	(115)	—	—
Foreign currency exchange (loss) gain	(6,653)	835	130
Other (loss) income, net	(2,102)	1,327	206

Loss before provision for income tax	(580,900)	(489,930)	(76,036)

Income tax expenses	—	—	—

Net loss	(580,900)	(489,930)	(76,036)

Net loss available to ordinary shareholders of 17	(580,900)	(489,930)	(76,036)

Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(8.03)	(0.99)	(0.15)

Net loss per ADS (Note 2)
Basic and diluted	(80.30)	(9.90)	(1.50)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	72,305,911	495,779,263	495,779,263

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,520	7,111	1,104
Research and development expenses	11,572	12,002	1,863
General and administrative expenses	44,049	14,170	2,199

Total	60,141	33,283	5,166

Note 2: One ADS represents ten Class A ordinary shares. The ADS figures give effect to the ADS to share ratio change, described in the section of Recent Developments above.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	287,833	477,666	74,133

Add: VAT and surcharges	17,270	13,429	2,084
Add: ending deferred revenue	488,078	520,758	80,820
Add: ending refund liability	16,050	14,158	2,197
Less: beginning deferred revenue	331,661	685,599	106,403
Less: beginning refund liability	16,366	38,860	6,031

Gross billings of online K-12 tutoring services (non-GAAP)	461,204	301,552	46,800

	For the three months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(580,900)	(489,930)	(76,036)
Share-based compensation expenses	60,141	33,283	5,166

Adjusted net loss	(520,759)	(456,647)	(70,870)

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the nine months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	807,584	1,641,972	254,830
Cost of revenues (Note 1)	(322,103)	(687,054)	(106,629)

Gross profit	485,481	954,918	148,201

Operating expenses (Note 1)
Sales and marketing expenses	(850,868)	(1,308,819)	(203,126)
Research and development expenses	(422,631)	(640,639)	(99,426)
General and administrative expenses	(182,943)	(362,340)	(56,234)
Impairment for property and equipment, right-of-use assets and rental deposits	—	(87,708)	(13,612)

Total operating expenses	(1,456,442)	(2,399,506)	(372,398)

Loss from operations	(970,961)	(1,444,588)	(224,197)

Interest income	5,547	21,275	3,302
Interest expense	(2,841)	—	—
Foreign currency exchange (loss) gain	(6,321)	2,696	418
Other (loss) income, net	(273)	4,259	661

Loss before provision for income tax	(974,849)	(1,416,358)	(219,816)

Income tax expenses	—	—	—

Net loss	(974,849)	(1,416,358)	(219,816)

Accretion of convertible redeemable preferred shares	(3,755,679)	—	—

Net loss available to ordinary shareholders of 17	(4,730,528)	(1,416,358)	(219,816)

Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(75.09)	(2.91)	(0.45)

Net loss per ADS (Note 2)
Basic and diluted	(750.90)	(29.10)	(4.50)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	62,998,544	486,710,309	486,710,309

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the nine months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	11,691	18,705	2,903
Research and development expenses	38,109	35,251	5,471
General and administrative expenses	75,780	98,694	15,317

Total	125,580	152,650	23,691

Note 2: One ADS represents ten Class A ordinary shares. The ADS figures give effect to the ADS to share ratio change, described in the section of Recent Developments above.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues of online K-12 tutoring services	751,057	1,602,705	248,736

Add: VAT and surcharges	45,063	124,716	19,356
Add: ending deferred revenue	488,078	520,758	80,820
Add: ending refund liability	16,050	14,158	2,197
Less: beginning deferred revenue	218,919	564,911	87,673
Less: beginning refund liability	5,907	22,869	3,549

Gross billings of online K-12 tutoring services (non-GAAP)	1,075,422	1,674,557	259,887

	For the nine months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net Loss	(974,849)	(1,416,358)	(219,816)
Share-based compensation expenses	125,580	152,650	23,691

Adjusted net loss	(849,269)	(1,263,708)	(196,125)